EXHIBIT 99.1

Attention Business Editors:

Rogers and Call-Net to Hold Joint Teleconference to Discuss
Rogers’ Acquisition of Call-Net

     TORONTO, May 11 /CNW/ – Rogers Communications Inc. (“Rogers”) and Call-Net Enterprises Inc. (“Call-Net”), will jointly host a teleconference call today, Wednesday, May 11, 2005 at 10:15 a.m. Eastern Time (ET) to discuss Rogers’ acquisition of Call-Net as announced earlier this morning.

     Those wishing to listen to the teleconference call should access the live webcast on the Investor Relations section of Rogers’ web site at www.rogers.com/webcast or Call-Net’s web site at www.callnet.ca/webcast. The webcast will be available on the Rogers and Call-Net web sites for re-broadcast following the teleconference call for a period of at least two weeks.

     Members of the financial community and media wishing to ask questions during the call may access the teleconference call by dialing (416) 640-1907 or (800) 814-4862 ten minutes prior to the scheduled start time and requesting the Rogers and Call-Net teleconference call. A re-broadcast will be available following the teleconference call by dialing (416) 640-1917, pass code 21124363 followed by the number sign.

     About the Companies:

     Rogers Communications Inc. (TSX: RCI; NYSE: RG) is a diversified Canadian communications and media company engaged in three primary lines of business. Rogers Wireless Inc. is Canada’s largest wireless voice and data communications services provider and the country’s only carrier operating on the world standard GSM/GPRS technology platform; Rogers Cable Inc. is Canada’s largest cable television provider offering cable television, high-speed Internet access and video retailing; and Rogers Media Inc. is Canada’s premier collection of category leading media assets with businesses in radio and television broadcasting, televised shopping, publishing and sports entertainment. For further information about the Rogers group of companies, please visit www.rogers.com.

     Call-Net Enterprises Inc., (TSX: FON, FON.NV.B) primarily through its wholly owned subsidiary Sprint Canada Inc., is a leading Canadian integrated communications solutions provider of home phone, wireless, long distance and IP services to households, and local, long distance, toll free, enhanced voice, data and IP services to businesses across Canada. Call-Net, headquartered in Toronto, owns and operates an extensive national fibre network, 151 co-locations in five major urban areas including 33 municipalities and maintains network facilities in the United States and the United Kingdom. For more information, visit www.callnet.ca and www.sprint.ca.

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For further information: Deborah DeRoche, (416) 935-3551, deborah.deroche@rci.rogers.com; Archived images on this organization are searchable through CNW Photo Archive website at http://photos.newswire.ca. Images are free to accredited members of the media.